UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE # 0-29625
CUSIP# 674216104

(Check One):  ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form N-SAR

For Period Ended:         June 30, 2007
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant: Oasys Mobile, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number) 5400 Trinity Road, Suite 208
City, State and Zip Code Raleigh, NC 27607

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Oasys Mobile, Inc. (the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 ("Form 10-Q") by August 14, 2007 without unreasonable effort and expense due to the Company's current financial condition and the costs of completing the Form 10-Q.

As previously disclosed, on July 18, 2007, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case No. 07-10961 (CSS)).  Oasys Mobile continues to operate its business as a debtor-in-possession under the Bankruptcy Code and orders of the Bankruptcy Court.

For further information regarding the Company's voluntary petition, please see the Company's Form 8-K filed on July 19, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Donald T. Locke	(919)	807-5623
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There will not be significant changes in the results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the subject report or portion thereof.  However, there will be material changes to the current liabilities, cash and cash equivalents and liquidity of Oasys Mobile due to the maturity and non-payment of its 6% Secured Convertible Debentures on June 30, 2007, which has resulted in the filing of Oasys Mobile's voluntary petition for reorganization under Chapter 11 of the United States Bankrupty Code.

Oasys Mobile, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Oasys Mobile, Inc.

Date: August 15, 2007	By:	/s/ Donald T. Locke
Donald T. Locke
Its:		Executive Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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